UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) September 26, 2016

WESTAR ENERGY, INC.

(Exact name of registrant as specified in its charter)

Kansas	1-3523	48-0290150
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

818 South Kansas Avenue, Topeka, Kansas		66612
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (785) 575-6300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

WESTAR ENERGY, INC.

Item 5.07.	Submission of Matters to a Vote of Security Holders

On September 26, 2016, Westar Energy, Inc. (“Westar”) held a special meeting of shareholders in Topeka, Kansas. Results for items presented for voting are listed below.

Item 1 on the Proxy Card. Shareholders approved the adoption of the Agreement and Plan of Merger, dated May 29, 2016, by and among Westar, Great Plains Energy Incorporated (“Great Plains Energy”) and Merger Sub (as defined in the Agreement and Plan of Merger):

Number of Votes
For	Against	Abstain	Broker Non-Votes
88,785,424	1,778,992	1,628,119	—

Item 2 on the Proxy Card. Shareholders approved the non-binding advisory vote on merger-related compensation arrangements for named executive officers of Westar:

Number of Votes
For	Against	Abstain	Broker Non-Votes
57,241,444	33,141,992	1,809,099	—

Item 3 on the Proxy Card. Approval of a motion to adjourn the special meeting was not necessary because Item 1 was approved.

Item 8.01.	Other Events

On September 26, 2016, Westar and Great Plains Energy issued a joint press release announcing that the shareholders of Westar and Great Plains Energy had approved their respective merger-related proposals. A copy of the press release is attached as Exhibit 99.1 hereto.

Item 9.01.	Financial Statements and Exhibits

Exhibit 99.1	Joint press release of Westar Energy, Inc. and Great Plains Energy Incorporated, dated September 26, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAR ENERGY, INC.

Date: September 26, 2016	By:	/s/ Larry D. Irick
	Name:	Larry D. Irick
	Title:	Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

Exhibit 99.1	Joint press release of Westar Energy, Inc. and Great Plains Energy Incorporated, dated September 26, 2016